# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mixed Martial Arts Group Limited, CIK 0001981519
CUSIP: Q0266F107
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: LEVEL 1, SUITE 1, 29-33, THE CORSO, MANLY, Australia (C3), 2095
Date of event which requires filing of this statement: 08/07/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002152399

## Reporting persons
- Ninja Trescado, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; sole voting power 3,750,000; shared voting power 0; sole dispositive power 3,750,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (10.51% of the class)
  Comment: Type of Reporting Person: OO - Limited Liability Company
- Triple Shot Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; sole voting power 250,000; shared voting power 0; sole dispositive power 250,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (10.51% of the class)
  Comment: Type of Reporting Person: OO - Limited Liability Company

## Item 1. Issuer
Name of issuer: Mixed Martial Arts Group Limited
Address of issuer's principal executive offices: Level 12, 347 Kent Street, Sydney NSW 2000, Australia

## Item 2. Person Filing
Name of person filing:
This statement is filed jointly by Ninja Trescado, LLC and Triple Shot Capital, LLC (together, the "Reporting Persons") pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Reporting Persons are not parties to any written or formal agreement with respect to the acquisition, holding, voting or disposition of securities of the Issuer. The Reporting Persons did, however, coordinate with one another in deciding to acquire the Ordinary Shares reported herein, and anticipate that they may similarly coordinate with respect to any future disposition of such Ordinary Shares. By reason of that informal understanding, together with the familial and business relationships between the Reporting Persons and their respective managers, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder, and this statement is filed on that basis.

Notwithstanding the foregoing, each Reporting Person holds its Ordinary Shares for its own account and retains sole voting and sole dispositive power over the Ordinary Shares it holds of record.

The Reporting Persons have entered into a Joint Filing Agreement, filed herewith as Exhibit 99.1, pursuant to Rule 13d-1(k)(1).
Address of principal business office or, if none, residence:
The principal business office address for Ninja Trescado, LLC is 4901 Lakeridge Dr, Lubbock, TX 79424.

The principal business office address for Triple Shot Capital, LLC is 521 N E Loop 289, Lubbock, TX 79403.
Citizenship: Each Reporting Person is a Texas limited liability company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: Each Reporting Person may be deemed to beneficially own 4,000,000 Ordinary Shares, being the aggregate number of Ordinary Shares held of record by the Reporting Persons collectively. Ninja Trescado, LLC holds 3,750,000 Ordinary Shares of record and Triple Shot Capital, LLC holds 250,000 Ordinary Shares of record. Each Reporting Person has sole voting power and sole dispositive power with respect to the Ordinary Shares it holds of record, and no voting or dispositive power over the Ordinary Shares held of record by the other. By virtue of the informal understanding and relationships described in Item 2(a), each Reporting Person may be deemed to beneficially own the Ordinary Shares held of record by the other, and Row (9) of each cover page accordingly reports 4,000,000 Ordinary Shares. Each Reporting Person disclaims beneficial ownership of the Ordinary Shares held of record by the other, except to the extent of its pecuniary interest therein, if any, and the filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of such Ordinary Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.
Percent of class: Approximately 10.51%, based on 38,063,153 Ordinary Shares outstanding as confirmed by the Issuer as at August 27, 2026.
Sole power to vote or to direct the vote:
Ninja Trescado, LLC has sole power to vote or direct the vote as to 3,750,000 ordinary shares.

Triple Shot Capital, LLC has sole power to vote or direct the vote as to 250,000 ordinary shares.
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition:
Ninja Trescado, LLC has sole power to dispose or to direct the disposition of 3,750,000 ordinary shares.

Triple Shot Capital, LLC has sole power to dispose or to direct the disposition of 250,000 ordinary shares.
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons, Ninja Trescado, LLC and Triple Shot Capital, LLC, may be deemed to constitute a group within the meaning of Rule 13d-5(b)(1) as a result of the informal understanding and relationships described in Item 2(a), notwithstanding the absence of any written or formal agreement among them. Ninja Trescado, LLC holds 3,750,000 Ordinary Shares of record; Triple Shot Capital, LLC holds 250,000 Ordinary Shares of record.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement, dated as of the date hereof, by and between Ninja Trescado, LLC and Triple Shot Capital, LLC.

## Signatures
- Ninja Trescado, LLC: /s/ David Pickering, David Pickering, Manager (08/28/2026)
- Triple Shot Capital, LLC: /s/ Chas Birk, Chas Birk, Manager (08/28/2026)